Exhibit A

APPENDIX A

~~GOEHRING & ROZENCWAJG INVESTMENT FUNDS~~

SUPPLEMENTAL PERFORMANCE INFORMATION FOR SIMILAR ACCOUNTS

Goehring & Rozencwajg Resources Fund (the "Fund") was recently organized and has no performance record of its own. This supplemental performance information is provided to illustrate the past performance of substantially similar accounts managed by Leigh R. Goehring ~~prior to joining Goehring & Rozencwajg Associates, LLC, the Fund's investment adviser~~. You should not consider the supplemental performance information as a prediction or an indication of future performance of the Fund or the performance that one might achieve by investing in the Fund.

The table below states ~~the~~ annual total return and cumulative return information for certain private accounts and a registered investment company previously managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund (each, a "Similar Account").[1] The Similar Accounts include Chilton Global Natural Resources Partners, L.P., a hedge fund managed by Mr. Goehring at Chilton Investment Company, LLC between August 1, 2005 and December 31, 2015 (the "Hedge Fund")[2]; Jennison Natural Resources Fund, Inc. ~~(f/k/a Prudential Natural Resources Fund, Inc.)~~[3], a registered investment company managed by Mr. Goehring at Prudential Investment Corporation between ~~August~~December 1, 1991 and ~~May~~September 17, 2000 and at Jennison Associates LLC between September 18, 2000 and April 22, 2005 (the "Mutual Fund"); and a separately managed account managed by Mr. Goehring at Goehring & Rozencwajg Associates, LLC beginning January 1, 2016 (the "Separately Managed Account" and, collectively with the Hedge Fund, the "Private Accounts").[4] Returns are shown for each Similar Account only for periods during which Mr. Goehring had full discretionary authority over the selection of investments for, and was primarily responsible for the day-to-day management of, that account. As stated in the Fund's Prospectus, Mr. Goehring serves as lead portfolio manager for the Fund with primary responsibility for the day-to-day management of the Fund's portfolio and full discretionary authority over the selection of investments for the Fund.

[1] Returns for other accounts managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund have been excluded from the performance presentation below because, in the Adviser's determination, the performance of those accounts was not materially different from the performance of the Similar Accounts for the periods shown.

[2] During Mr. Goehring's tenure, the Hedge Fund was managed as a long/short portfolio~~, the long-only portion of which was managed substantially similar to the Fund. The returns shown below include the returns (and reflect the expenses) attributable to the Hedge Fund's combined portfolio, including both its long and short positions~~. Although the Fund may take short positions, it does not expect to do so to the same extent as the Hedge Fund. The Fund believes that the return of the Hedge Fund's combined portfolio, on a cumulative basis, over the 10-year period shown was not materially different from the return of the long-only portion of its portfolio.

[3] The Mutual Fund was known as "Prudential Natural Resources Fund, Inc." prior to July 30, 2002, "Prudential Global Natural Resources Fund, Inc." prior to May 23, 1995, and "Prudential-Bache Global Natural Resources Fund, Inc." prior to June 2, 1992.

[4] Because the Separately Managed Account has not yet completed a full calendar year of operations, only cumulative return information is shown.

Returns for the Private Accounts are calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. ~~The~~Each Private ~~Accounts'~~Account's returns ~~have~~reflect the actual net of fee returns of that account and have not been adjusted to reflect the level of fees and expenses ~~that is~~ expected to be borne by investors in ~~Institutional Class shares of the Fund. Thus, each Private Account's returns shown below do not reflect the actual net of fee returns of that Private Account~~the Fund. Overall, the fees and expenses of the Private Accounts, after taking into account incentive fees, were generally higher than those of the Fund ~~and, accordingly, the returns shown for the Private Accounts below are higher than those experienced by actual investors in those accounts. Because Retail Class shares have higher expenses than Institutional Class shares, Retail Class share performance would have been lower than that shown below~~. The Private Accounts were not registered under the Investment Company Act of 1940, as amended (the "1940 Act"), during the relevant periods and, therefore, ~~was~~were not subject to certain investment limitations, diversification requirements, and other regulatory requirements imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended. If the Private Accounts had been registered under the 1940 Act, their returns might have been lower.

Returns for the Mutual Fund were calculated using the standardized methodology prescribed for registered investment companies by the U.S. Securities and Exchange Commission (the "SEC") and have not been adjusted to reflect the level of fees and expenses expected to be borne by investors in the Fund.

The results presented below may not necessarily equate with the return experienced by any particular investor as a result of the timing of investments and redemptions. In addition, the effect of taxes on any investor will depend on such person's tax status, and the results have not been reduced to reflect any income tax that may have been payable.

The Similar Accounts' performance is not the Fund's performance, and it should not be considered a substitute for the Fund's performance. The Similar Accounts' performance is not intended to predict or suggest the return that will be experienced by the Fund or the return one might achieve by investing in the Fund. The Fund's performance may be different than the performance of the Similar Accounts due to, among other things, differences in fees and expenses, investment limitations, diversification requirements, and tax restrictions. In addition, the Private Accounts' performance was calculated using a methodology that differs from the standardized methodology prescribed for registered investment companies by the U.S. Securities and Exchange Commission. Past performance is not a guarantee of future results.

The table below also includes information about the annual total return for the Lipper Natural Resources Index, which will be used as a benchmark for assessing the performance of the Fund~~. The index results assume~~, and against the MSCI All Country World Index (ACWI), a broad-based securities index. The Lipper Natural Resources Index is an unmanaged equally weighted index of the largest mutual funds in the Lipper Natural Resources category of funds.

The MSCI ACWI is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed and emerging markets. Performance data shown for the MSCI ACWI is net of dividend tax withholding. MSCI data may not be reproduced or used for any other purpose. MSCI provides no warranties, has not prepared or approved this report, and has no liability hereunder.

Index returns reflect the reinvestment of income dividends or interest paid on the securities constituting the index and capital gains, if any. Unlike the Similar Accounts (and the Fund), the an index does not incur fees or expenses. An index is unmanaged and it is not possible to invest directly in an index. Past performance is not a guarantee of future results.

The performance presented below was reviewed by [ ].
Annual Total Returns (for periods indicated)

(for fiscal years ended December 31)

Year	Chilton Global Natural Resources Partners, L.P.	Lipper Natural Resources Index	MSCI ACWI
2015	[– 16.50 17.48]%	[– 23.08]%	[– 1.84]%
2014	[– 8.69 9.64]%	[– 13.32]%	[4.71]%
2013	[7.61 6.82]%	[14.32]%	[23.44]%
2012	[– 9.81 10.60]%	[2.54]%	[16.80]%
2011	[– 26.40 27.19]%	[– 16.74]%	[– 6.86]%
2010	[26.01 21.43]%	[14.14]%	[13.21]%
2009	[35.47 33.73]%	[47.89]%	[35.41]%
2008	[– 29.65 30.84]%	[– 50.70]%	[– 41.85]%
2007	[39.08 30.56]%	[39.19]%	[12.18]%
2006	[23.13 17.63]%	[16.20]%	[21.53]%
2005*	[20.71 16.29]%	[15.02]%	[7.04]%

Reflects performance for the partial-year period (August 1, 2005 to December 31, 2005) during which the account was managed by Mr. Goehring. Performance has not been annualized.

(for fiscal years ended May 31)

Year	Jennison Natural Resources Fund, Inc.	Lipper Natural Resources Index	MSCI ACWI
2005*	[33.24 34.77]%	[38.88]%	[11.16]%
2004	[26.24]%	[30.27]%	[24.79]%
2003	[– 0.53]%	[– 3.73]%	[– 9.31]%
2002	[9.43]%	[1.83]%	[– 11.45]%
2001	[22.51]%	[22.59]%	[– 15.04]%
2000	[37.25]%	[25.49]%	[14.10]%
1999	[2.41]%	[– 7.93]%	[13.17]%
1998	[– 14.41]%	[– 7.22]%	[17.36]%
1997	[5.37]%	[18.81]%	[16.99]%
1996	[33.51]%	[27.03]%	[17.68]%
1995	[9.40]%	[8.03]%	[9.88]%
1994	[6.00]%	[– 1.18]%	[11.44]%
1993	[18.16]%	[16.51]%	[14.11]%

| 1992*† | [3.41 12.21]% | [0.44 5.34]% | [4.79]% |

Reflects performance for the partial-year period (August 1991 to May 1992 June 1, 2004 to April 22, 2005) during which the account was managed by Mr. Goehring. Performance has not been annualized.

† Reflects performance for the partial-year period (December 1, 1991 to May 31, 1992) during which the account was managed by Mr. Goehring. Performance has not been annualized.

Cumulative Total Returns (for periods indicated)

Period from January 1, 2016 to July September 30, 2016

Separately Managed Account	[40.45 53.93]%
Lipper Natural Resources Index	[14.05 17.87]%
MSCI ACWI	[7.09]%

Period from August 1, 2005 to December 31, 2015

Chilton Global Natural Resources Partners, L.P.	[35.20 3.99]%
Lipper Natural Resources Index	[0.76]%
MSCI ACWI	[79.55]%

Period from August December 1, 1991 to May April 22, 2005

Jennison Natural Resources Fund, Inc.	[437.87 490.35]%
Lipper Natural Resources Index	[339.59 361.00]%
MSCI ACWI	[189.12]%